September 26, 2018

Jenn Do

Division of Corporation Finance Office of Manufacturing and Construction

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Cocoluv Inc.
Amendment No. 1 - Registration Statement on Form S-1 Filed August 28, 2018 File No. 333-227066

Dear Ms. Do;

In response to your letter dated September 24, 2018 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Cocoluv Inc. (the “Company”). Amendment No. 1 to Registration Statement on Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s September 24, 2018 letter in italicized text immediately before our response.

General, page 1

1.	Your filing indicates that you are a development stage company with limited operating activities, no revenues, no products, no arrangements for additional financing and nominal assets consisting only of cash. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419, or provide us a detailed legal analysis which explains why Rule 419 does not apply to this offering, and state prominently on the cover page of the prospectus that you are not a blank check company and have no plans or intentions to engage in a business combination following this offering.

Response:

We have revised our disclosure to state prominently on the cover page of the prospectus that we are not a blank check company and have no plans or intentions to engage in business combination following this offering.

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Prospectus Cover Page, page 3

2.	We note disclosure here that your shares will be offered for one hundred forty (140) days from the prospectus effective date. We also note disclosure on page six in the Termination of the Offering section that your shares may be offered for one hundred twenty (120) days from the prospectus effective date and in your discretion you may extend the offering for an additional 60 days. Please make your disclosure consistent on whether your shares will be offered 140 days or 120 days from the prospectus effective date, and disclose on the prospectus cover page that in your discretion you may extend the offering for an additional 60 days.

Response:

We have revised our disclosure to be consistent throughout this Offering to 140 days and at the Company’s discretion extend the offering for an additional 60 days.

Prospectus, page 3

3.	You state you are offering for sale a total of 3,000,000 shares of common stock at a fixed price of $0.05 per share. Later in the same paragraph, you disclose the shares will be offered at a fixed price of $0.03 per share. Please correct this amount to $0.05, if appropriate. Please also revise your statement under the Use of Proceeds section on page 12 that the offering price per share is $0.03.

Response:

We have revised our disclosure within the Offering to reflect the Offering price of $0.05 per share.

Prospectus Summary, page 5

4.	Please disclose your anticipated expenditures over the next twelve months in this section.

Response:

We have revised our disclosure on the Prospectus Summary to reflect our anticipated expenditures over the next twelve months.

5.	We note your disclosure on page 10 that after this offering, Mr. Guillermo will own 57.14% of your common shares. Please disclose in this section, the percent of outstanding stock Mr. Guillermo will own upon the closing of the offering. Please also disclose that as a result, Mr. Guillermo is able to control all matters submitted to the shareholders for approval, as well as your management and affairs.

Response:

We have revised our disclosure on page 10 to clarify Mr. Guillermo ownership position of common stock upon the closing of the offering. In addition, we have revised our disclosure to state Mr. Guillermo will be able to control all matters submitted to the shareholders for approval, as well as the Company’s management and direction.

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6.	We note disclosure that you do not anticipate earnings revenues until such time as you enter into “commercial operation”. Please revise to describe the meaning of “commercial operation” and discuss the time frame in which you plan to enter into such commercial operation.

Response:

We have revised our disclosure to describe the meaning of “commercial operation” and discussed the time frame in which the Company plans to enter into formal commercial operations.

7.	We note disclosure here that your principal offices are on "Market Street"in California and on the facing page and page 23 that your offices are located on "Main Street". Please revise to make your disclosure consistent. We also note that Article I of your bylaws state that your principal office and place of business is located in Chesapeake, Virginia and your registered office is to be maintained in Nevada. Please clearly disclose here and in the Business section where your business is located and explain why your offices are not consistent with your bylaws, if applicable.

Response:

We have corrected the principal office and place of business within the Company’s bylaws to San Francisco, California and have amended our bylaw appendix in this Prospectus.

8.	We note disclosure that you intend to use the net proceeds from this offering to operate your business only until Phase I of your operation. Please briefly explain the meaning of your Phases I-II here including the time frames and amounts needed in each Phase I and II, provide a cross reference to your Plan of Operations section, and discuss that the amount in this offering is not sufficient for you to begin operations and may not cover the costs of the offering. Please also clearly disclose the time frames of Phase I and Phase II in the Plan of Operations section.

Response:

We have revised our disclosure to clarify the meanings of Phase I – II and provided cross reference to the Plan of Operations section and that the amount in this offering is not sufficient to begin operation and may not cover the cost of the offering.

Risk Factors. Page 7

9.	Please remove the references to "beverage" as your business on pages 8 and 9.

Response:

We have removed the reference to “beverage” as our business on pages 8 and 9.

Our Ability to sustain …. page 7

10.	We note disclosure that Mr. Gullermo has verbally agreed to loan the company funds and page 26 discloses that as of May 31, 2018 Mr. Guillermo has loaned you $1,719. Please file a written agreement description of this verbal agreement as an exhibit to the registration statement. See Compliance and Disclosure Interpretations, Regulation S-K, Question 146.04.

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Response:

We have revised our disclosure to add an Exhibit to the registration statements as per Compliance and Disclosure Interpretations, Regulation S-K 164.04.

We intend to source our products …. page 8

11.	We note disclosure that your products are intended to be sourced from the Philippines and you expect to rely on one manufacturer/supplier. We also note disclosure in the risk factor "Because of the specific . . ." on page 8 regarding "possible issues with our intended manufacturer and supplier of our proposed line of hair care products". Please disclose whether or not you have entered into discussions or agreements with a potential manufacturer or supplier.

Response:

We have amended our disclosure in the Offering to reflect that we have had discussions with potential manufacturers and suppliers but have not entered into a agreements.

Description of Business

Industry Overview, page 18

12.	We note the link to the website containing industry information here. Please clarify whether you intend to incorporate this website and its contents into your prospectus. If this is not your intention, please state that the information that can be assessed through this website is not part of the prospectus.

Response:

We have revised our disclosure on page 18 of “Plan of Distribution” of how Mr. Guillermo will solicit investors to purchase common stock of the Company.

Marketing, page 19

13.	Please revise your disclosure throughout this section to describe your "intended" website, social media, e-commerce store and Twitter community.

Response:

We have revised our disclosure through the Marketing Section to reflected intended/proposed website, social media, e-commerce and Twitter community.

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Products, page 21

14.	We note disclosure here of your intended four women's products and two men's hair care products. However, elsewhere throughout your filing you disclose that you intend to have three women's products and two men's products for a total of five products. Please make your disclosure consistent throughout the filing.

Response:

We have revised our Product page to reflect the five (5) proposed haircare products.

Plan of Distribution, page 27

15.	We note disclosure that Mr. Guillermo will offer the shares of common stock on your behalf to friends, family members and business acquaintances. Please include such disclosure in this section and elaborate how investors will learn about the offering. For example, will Mr. Guillermo solicit investors through direct mailings and/or personal contacts? How would Mr. Guillermo identify those who might have an interest in purchasing shares of common stock?

Response:

We have revised our disclosure on page 27 of “Plan of Distribution” of how Mr. Guillermo will solicit investors to purchase common stock of the Company.

Common Stock, page 28

16.	We note disclosure that your bylaws provide that all meetings of the stockholders for the election of directors, a plurality of the votes cast shall be sufficient to elect. Please tell us the Article and section of your bylaws that contains such provision.

Response:

We have revised our disclosure of Common Stock, page 28 to reflect the Company bylaws.

We trust our responses meet with your approval.

Sincerely,

/s/ Reymund Guillermo

President

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